
Mail Stop 3561

September 30, 2016

Via E-mail
Mr. Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources, Ltd.
Suite 354-200 Granville Street
Vancouver BC
Canada, V6C 1S4

> **Re:** **Turquoise Hill Resources, Ltd.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 17, 2016**
> **File No. 001-32403**

Dear Mr. Thibeault:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining